Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 25, 2018 (except for the change in the sales rebates and discounts liability described in Note 1 and the stock-split described in Note 17, as to which the date is February 8, 2019), in the Registration Statement on Form S-4 and related Prospectus of Elanco Animal Health Incorporated (the “Company”) for the offer  to exchange up to 293,290,000 shares of common stock of the Company which are owned by Eli Lilly and Company (“Lilly”) for outstanding shares of common stock of Lilly.

/s/ Ernst & Young LLP

Indianapolis, Indiana

February 8, 2019